April 24, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Gentlemen:

We have read Item 4 of Form 8-K dated April 24, 1998, of SSE Telecom, Inc. and are in agreement with the statements contained in the second paragraph and the first sentence of the third paragraph on page 2 therein. We have no basis to agree or disagree with other statements of the Registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the third paragraph on page 2 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 1997 financial statements.

                                        By: /s/ Ernst & Young
                                        Ernst  & Young










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